Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated May 19, 2021)	Registration No. 333-255356

Subscription Rights to Purchase
Up to 70,175,438,596 Shares of Common Stock

Prospectus Supplement to Prospectus
dated May 19, 2021

This prospectus supplement no. 1 (the “Supplement”) supplements the prospectus dated May 19, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-255356), relating to the distribution of non-transferable subscription rights to purchase up to $100 million of shares of our common stock or an aggregate of 70,175,438,596 shares of our common stock based on the estimated subscription price.

The Prospectus previously stated that the expiration date of the Rights Offering period is June 3, 2021.  We have elected, pursuant to the terms of the Rights Offering, to extend the expiration date of the Rights Offering from June 3, 2021 to June 10, 2021.  As of the date of this Supplement, all references in the Prospectus to an Expiration Date of 5:00 p.m., Eastern Time, on June 3, 2021 are changed to 5:00 p.m., Eastern Time, on June 10, 2021.

This prospectus supplement no. 1 should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus. To the extent there is a discrepancy between the information contained in this prospectus supplement no. 1 and the information in the Prospectus, the information contained herein supersedes and replaces such conflicting information.

The per share exercise price for the shares to be issued pursuant to the offer will continue to equal 75% of the VWAP of our common stock on the OTC Pink Sheets for the five consecutive trading days ending on the Expiration Date, with that date being June 10, 2021.

As a result of the extension, the following table replaces the current table in the Prospectus:

Important Dates to Remember	Please note that the dates in the table below may change if the Rights Offering is extended.

	Event	Date
	Record Date	May 18, 2021
	Commencement Date	May 19, 2021
	Expiration Date	June 10, 2021*
	Deadline for delivery of subscription certificates and payment of subscription prices	June 10, 2021*
*Unless the Rights Offering is extended.

All other terms and conditions of the Rights Offering as described in the Prospectus remain the same. The Company reserves the right to further extend the subscription period and other related dates as described in the Prospectus.

The extension of the Rights Offering does not require that Rights holders who previously subscribed for shares take any action. Such subscription requests will continue to be processed as submitted.

Investing in our securities involves risks.  See “Risk Factors” beginning on page 12 of the prospectus.  We and our board of directors are not making any recommendation regarding the exercise of your rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 3, 2021